

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 3, 2022

Daniel Roberts
Chief Executive Officer
Iris Energy Ltd
Level 12, 44 Market Street
Sydney, NSW 2000 Australia

> **Re: Iris Energy Ltd**
> **Registration Statement on Form F-1**
> **Filed September 23, 2022**
> **File No. 333-267568**

Dear Daniel Roberts:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Priscilla Dao, Staff Attorney, at (202) 551-5997 or Joshua Shainess, Legal Branch Chief, at (202) 551-7951 with any questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: Meaghan Kennedy